!nBev

RECEIVED

2005 DEC 28 A 11:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013481

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courie

Leuven, 14 December, 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
DEC 28 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

dw 12/28

Enclosure: press release

Press Release

InBev nv/sa

Brussels, December 14, 2005 - 1/1

InBev France launches a program of reorganizations

InBev France, a subsidiary of the InBev group (Euronext: INB) that specialises in the sale of beers and the distribution of beverages via its integrated distribution network CaféIn, yesterday convened an extraordinary Works Council in Armentières and in the various subsidiaries of the distribution network to launch a program of reorganizations that will have repercussions for distribution, sales and administration.

Within the framework of this programme, 303 jobs are due to be cut and 184 redeployments will be identified throughout InBev France SAS and the 24 CaféIn subsidiaries set up across the country.

In the course of this first meeting, the economic reasons that have triggered this reorganization were explained to the social partners, who were also informed of the provisional 2006 consultation calendar.

Once this reorganization program is completed, a definitive decision will be taken. At the same time, the final consequences of this reorganization as well as the financial impact will be communicated.

For further information

InBev France
François Vieillard
françois.vieillard @inbev.com
Tel: + 33-6-19-55-00-50
Sarah Lempereur
Tel: + 33-6-25-44-35-47
sarah.lempereur@inbev.com

InBev Corporate
Marianne Amssoms
Corporate Media Relations Director
Tel +32-16-27-67-11
marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel +32-16-27-65-41
patrick.verelst@inbev.com